

Brian M. Kennedy · 3rd

 **Willow.ai**

CEO at Willow.ai and CTO at edify.ai

Clifton, Colorado, United States · 474 connections · **Contact info**

Experience



CEO

Willow.ai · Full-time

Mar 2015 – Present · 5 yrs 9 mos

Grand Junction, Colorado, United States

Willow.ai develops artificial intelligence solutions focused on developing more engaged people with the mindset of "better people, better company."

CTO

edify.ai

Aug 2018 – Present · 2 yrs 4 mos

Salt Lake City, Utah



Chief Technical Officer

CloudLink ERP Solutions

Jul 2013 – Mar 2015 · 1 yr 9 mos

Mesa, Arizona

I am one of the original founders of this organization and acted as its CTO from its start in 2013 to March 2015. I left the organization because my vision for software development in the future changed course from the application that CloudLink was developing. The product they have created is a great, and focused on helping small and medium sized businesses. Che ...see mor

President / Founder

Kennedy Computer Consulting

Mar 2008 – Jun 2013 · 5 yrs 4 mos

As a founder of this company I acted as its leader, senior developer, and chief information architect. I built this company to become a leader in the software development industry, and rode through the economic challenges after the US economy collapsed in 2007/2008. From this organization I built the foundations of software that would lead to the creation o …see mor

Developer / IT Support

ActiveForever

2011 · less than a year

I worked briefly for this organization as a software developer and IT professional during a lull in Kennedy Computer Consulting, and as our company was transitioning toward becoming a software manufacturer. I worked with a great team of people here and made some excellent contacts with people that I consider very skilled in their fields.   …see mor

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Education

University of DeVry

B.S. in C.I.S, Computer Information Systems

2009 – 2012

At DeVry University I studied Computer Information Systems, with a focus in Web Development and Security.

Fortuna Union High School

General Studies, High School

1993 – 1997

Activities and Societies: Drama, Marching Band, Choir, Christian Club

I attended high school at Fortuna Union High School. I graduated early with accelerated studies. I also graduated with with marks of High Honors from the California Department of Education

Licenses & certifications



The Six Morning Habits of High Performers

LinkedIn

Issued Aug 2020 · No Expiration Date



Finance Essentials for Small Business
LinkedIn
Issued Jan 2020 · No Expiration Date



Analyzing Sales Competitors
LinkedIn
Issued Dec 2019 · No Expiration Date

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Volunteer experience

Food Bank and Clothing Outreach Worker
Dorcas
Jan 1989 – Feb 1996 • 7 yrs 2 mos
Poverty Alleviation

I worked at the Dorcas facility in Fortuna, CA on a regular basis helping to stock the food bank, build food boxes, distribute food, and to help run the clothing outreach store. I worked with my family members to help provide meals for families, and collect donated foods from local grocery stores and other outlets.



